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Revised Language for Sub-Item 77D
First Investors Government Fund, Inc.

In order to comply with newly adopted Rule 35d-1 under the Investment Company Act of 1940, as amended, the Fund amended its non-fundamental investment policies to provide that, under normal circumstances, the Fund invests at least 80% of its net assets in securities described by its name. In addition, the Fund adopted a non-fundamental policy to provide shareholders with 60 days notice prior to any change in this 80% policy.